Exhibit 99.2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity

MESOBLAST LIMITED

ABN

68 109 431 870

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unquoted options to acquire ordinary shares.

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,685,000 unquoted options to acquire ordinary shares.

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

5,485,000 unquoted options to acquire ordinary shares at a price per share of $2.82, vesting in three equal tranches on 7 March 2017, 7 March 2018 and 7 March 2019 respectively, and expiring 6 March 2023.

200,000 unquoted options to acquire ordinary shares at a price per share of $2.76 vesting in three equal tranches vesting 18 April 2017, 18 April 2018 and 18 April 2019 respectively, and expiring 17 April 2023.

A prospectus has been filed with ASIC in order to enable this issue of employee options and is attached to this Appendix 3B.

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Shares issued on the exercise of the unquoted options will rank equally with quoted shares as from their date of issue.

5	Issue price or consideration	Each option was issued for no issue price.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	5,685,000 unquoted options to acquire ordinary shares issued pursuant to the Company’s Employee Share Option Plan as a broad allocation across the Company’s employee base.

+	See chapter 19 for defined terms.

Appendix 3B Page 2	04/03/2013

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

No

6b	The date the security holder resolution under rule 7.1A was passed	Not applicable

6c	Number of +securities issued without security holder approval under rule 7.1	Not applicable

6d	Number of +securities issued with security holder approval under rule 7.1A	Not applicable

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Not applicable

6f	Number of +securities issued under an exception in rule 7.2	Not applicable

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	Not applicable

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Not applicable

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

		Date Registered 06/05/2016 Total	Number of Unquoted options to acquire shares issued 5,685,000 5,685,000

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	381,373,137	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	25,096,159 (293,333 options have been cancelled since last Appendix 3B)	Unquoted options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All ordinary shares rank equally and participate in the right to dividends equally.

Part 2 - Pro rata issue
11	Is security holder approval required?	Not applicable

12	Is the issue renounceable or non-renounceable?	Not applicable

13	Ratio in which the +securities will be offered	Not applicable

14	+Class of +securities to which the offer relates	Not applicable

15	+Record date to determine entitlements	Not applicable

+	See chapter 19 for defined terms.

Appendix 3B Page 4	04/03/2013

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

17	Policy for deciding entitlements in relation to fractions	Not applicable

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

Not applicable

19	Closing date for receipt of acceptances or renunciations	Not applicable

20	Names of any underwriters	Not applicable

21	Amount of any underwriting fee or commission	Not applicable

22	Names of any brokers to the issue	Not applicable

23	Fee or commission payable to the broker to the issue	Not applicable

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	Not applicable

25	If the issue is contingent on security holders’ approval, the date of the meeting	Not applicable

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	Not applicable

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable

28	Date rights trading will begin (if applicable)	Not applicable

29	Date rights trading will end (if applicable)	Not applicable

30	How do security holders sell their entitlements in full through a broker?	Not applicable

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

32	How do security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33	+Issue date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)
(a)	☒	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

Appendix 3B Page 6	04/03/2013

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought	Not applicable

39	+Class of +securities for which quotation is sought	Not applicable
40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Not applicable

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)	Not applicable	Not applicable

+	See chapter 19 for defined terms.

Appendix 3B Page 8	04/03/2013

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Company secretary	Date: 28th April 2016
Company secretary

Print name:	Charlie Harrison

== == == == ==

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 9

Mesoblast Limited

ACN 109 431 870

Employee Share Option Plan

Prospectus

This Prospectus relates to potential offers of up to 15,000,000 Options pursuant to the Mesoblast Employee Share Option Plan (Plan or ESOP).

IMPORTANT NOTICE

This document is important and should be read in its entirety. If after reading this Prospectus you have any questions about the securities being offered under this Prospectus or any other matter, then you should consult your stockbroker, accountant or other professional adviser.

Mesoblast Limited ACN 109 431 870

Prospectus

Corporate directory	2

Offer terms	3

1. Important notices	4

2. Details of Offer	5

3. Purpose and use of funds	7

4. Effect on Mesoblast	8

5. Rights and liabilities attaching to Options and Shares	11

6. Risk factors	16

7. Additional information	18

Glossary	26

Appendix 1 – ESOP Rules	28

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 1

Corporate directory

Directors Brian Jamieson (Chairman) Silviu Itescu William M Burns Donal O’Dwyer Eric Rose Michael Spooner Ben-Zion Weiner	Registered Office Level 38 55 Collins Street Melbourne, Victoria 3000, Australia Telephone +61 3 9639 6036 Facsimile +61 3 9639 6030

Company Secretary Charlie Harrison

Share Registry Link Market Services Limited Level 1 333 Collins Street Melbourne, Victoria 3000, Australia Telephone +61 1300 554 474 Facsimile +61 2 9287 0303 www.linkmarketservices.com.au

Solicitors

Minter Ellison

Level 23, 525 Collins Street,

Melbourne, Victoria 3000

Australia

Auditors

PricewaterhouseCoopers

Freshwater Place, 2 Southbank Boulevard,

Southbank, Victoria 3006

Australia

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 2

Offer terms

The offer of the Options under this Prospectus is made solely to eligible participants as set out in the rules of the ESOP (Eligible Participants), which include employees of Mesoblast and its subsidiaries (Group) and any other person who is determined by the Board to be an Eligible Participant for the purposes of the Plan, and to whom the Board has determined to allocate Options pursuant to the ESOP.

No application money for the Options offered under this Prospectus is payable by Eligible Participants.

Up to 15,000,000 Options may be issued under this Prospectus.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 3

1.	Important notices

1.1	General

This Prospectus is dated 26 April 2016 and has been lodged with ASIC. ASIC and its officers take no responsibility for the content of this Prospectus or the merits of the investment to which this Prospectus relates.

No securities will be issued on the basis of this Prospectus later than the expiry date of 25 May 2017 (Prospectus Expiry Date).

No person is authorised to give information or to make any representation in connection with this Prospectus, which is not contained in the Prospectus. Any information or representation not so contained may not be relied on as having been authorised by Mesoblast in connection with this Prospectus.

This Prospectus is a transaction specific prospectus for an offer of options to acquire securities that are in a class of continuously quoted securities (as defined in the Corporations Act) and has been prepared in accordance with sections 711, 713, 715A and 716 of the Corporations Act. It does not contain the same level of disclosure as an initial public offering prospectus. In making representations in this Prospectus, regard has been had to the fact that Mesoblast is a disclosing entity for the purposes of the Corporations Act and certain matters may reasonably be expected to be known to investors and professional advisers whom potential investors may consult.

1.2	Risk factors

Accepting Options in Mesoblast involves a number of risks. The key risk factors of which you should be aware are set out in Section 6. These risks, together with other general risks applicable to all investments in securities not specifically referred to, may affect the value of the Options (and the Shares issued upon exercise of the Options).

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 4

2.	Details of Offer

2.1	Offer

The Offer will be made solely to the Eligible Participants to whom the Board has determined or will be determined in its absolute discretion to make an offer of Options pursuant to the Plan.

Up to 15,000,000 Options may be issued to Eligible Participants under this Prospectus.

All of the Shares issued on exercise of the Options offered under this Prospectus will rank equally with the Shares on issue at the date of issue of the Shares. Please refer to Section 5 of this Prospectus for further information regarding the rights and liabilities attaching to the Options and Shares.

The Offer of the Options and the Plan are aimed at motivating and retaining Mesoblast employees and contractors who are key to Mesoblast’s future and rewarding the employees and contractors for the growth to which they contribute.

2.2	No minimum subscription and issue price

There is no minimum subscription for the Options. The Options are proposed to be issued to Eligible Participants with no monetary consideration payable by them for the issue. Once vested, Eligible Participants may elect to exercise some or all of their Options by paying the exercise price and following the procedure specified for exercise in the terms of the Options. The exercise price for each Option will be determined by the Board for each Eligible Participant. The exercise price for each Option will generally be calculated based on the 5 day volume weighted average price of Mesoblast Limited Shares up to and including the date of board approval of the proposed grant of Options plus a 10% premium. The volume average weighted price is based on Mesoblast Limited securities traded on the Australian Securities Exchange.

The Options issued to Eligible Participants will generally be granted in 3 equal tranches and each grant of Options will vest in 3 equal proportions over a 3 year period from the board approval date (i.e. a third of the Options will vest on each of the first, second and third anniversaries of the board approval date respectively), subject to the satisfaction of any conditions (including performance hurdles) (if any) determined by the Board.

The Options will generally be granted with a seven year term.

Generally, if an Eligible Participant ceases employment and the Board determines the Eligible Participant to:

(a)	be a bad leaver (as that term is defined in the Plan), all rights, entitlements and interests in unexercised Options (including any vested Options) held by the Eligible Participant will be forfeited and will lapse immediately; and

(b)	not be a bad leaver (as that term is defined in the Plan), the Eligible Participant may retain vested Options (subject to any exercise period post the cessation of employment as determined by the Board (Cessation Exercise Period)). Any vested Options not exercised within the Cessation Exercise Period will lapse.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 5

2.3	Acceptance of Offer

Only Eligible Participants to whom the Board has determined in its absolute discretion to make an offer of Options may accept the offer under this Prospectus. Eligible Participants may only accept the offer through the Mesoblast Employee Share Option Plan Portal.

2.4	ASX quotation

The Options will not be quoted on any stock exchange or financial market. Mesoblast will apply to ASX for the Official Quotation of Shares issued upon exercise (if any) of the Options.

The fact that ASX may subsequently grant Official Quotation to the Shares is not to be taken in any way as an indication of the merits of Mesoblast or the Options offered (or Shares issued upon exercise of the Options) under this Prospectus.

2.5	Allotment

Options offered pursuant to this Prospectus may be issued at any time until the Prospectus Expiry Date.

2.6	Timetable

Lodgment of the Prospectus with ASIC	26 April 2016

Opening Date	5.00pm (AEST) on 26 April 2016

Closing Date	5.00pm (AEST) on 15 November 2016

The dates above and other dates referred to in this Prospectus (except the date of the Prospectus) are indicative only. Subject to the ASX Listing Rules and the Corporations Act, Mesoblast may amend the timetable in its absolute discretion.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 6

3.	Purpose and use of funds

No funds will be raised from the issue of Options granted to Eligible Participants under this Prospectus. Mesoblast will pay all transaction costs, fees and charges relating to the issue of the Options to Eligible Participants.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 7

4.	Effect on Mesoblast

4.1	Effect of Offer

The issue of the Options issued under this Prospectus will have an effect on the financial position of Mesoblast. It will have an effect on the capital structure of Mesoblast only if the Options are exercised by Eligible Participants.

The principal effects of the issue of the Options are as follows:

(a)	issue of up to 15,000,000 Options;

(b)	estimated costs and expenses of the Offer is US$27,763; and

(c)	if all Options and existing rights over loan funded shares vest and are exercised by Eligible Participants, an increase in the number of Shares on issue from 381,373,137 Shares as at the date of this Prospectus to 415,784,296 Shares.

4.2	Details of substantial holders

Based on publicly available information as at 26 April 2016, those persons which (together with their associates) have a relevant interest in 5% or more of the Shares on issue in Mesoblast (on an undiluted basis) are set out below:

Shareholder	Number of Shares held	%
Credit Suisse*	143,076,848	37.5
JP Morgan*	142,989,681	37.5
Silviu Itescu	68,244,642	17.9
Cephalon, Inc.	55,785,806	14.6
M&G Investment Group	46,892,114	12.3
Capital Research Global investors	28,949,238	7.6
Thorney Holdings	19,335,000	5.1

*	The relevant interest held arises as a consequence of the lock-up arrangements agreed between the Company and this party as part of the initial public offering in the United States which occurred in November 2015.

4.3	Impact on control of Mesoblast

The issue of the Options to the Eligible Participants under this Prospectus is not expected to have any effect on the control of Mesoblast.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 8

4.4	Pro-forma balance sheet

The pro-forma balance sheet as at 31 December 2015 shown below has been prepared to reflect the changes to Mesoblast’s financial position assuming completion of the offer of the Options pursuant to this Prospectus as at that date.

The pro-forma balance sheet has been prepared and presented in accordance with the recognition and measurement principles of the Australian Accounting Standards (including the Australian Accounting Interpretations), made by the Australian Accounting Standards Board, which are consistent with International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board. The Financial Information is presented in an abbreviated form and does not contain all of the disclosures, statements or comparative information required by the Australian Accounting Standards applicable to general purpose financial reports prepared in accordance with the Corporations Act.

The pro-forma balance sheet is presented in United States dollars, Mesoblast’s reporting currency.

The pro forma balance sheet has been derived from Mesoblast’s interim financial statement for the half-year ended 31 December 2015 and adjusted for the effect of the transactions contemplated in this Prospectus as if they occurred on 31 December 2015. The interim financial statements of Mesoblast for the half-year ended 31 December 2015 have been prepared in accordance with Australian Accounting Standard 134 Interim Financial Reporting, as issued by the Australian Accounting Standards Board (AASB) and the Corporations Act, which ensures compliance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). These interim financial statements have not been subject to an audit by our independent auditors/registered public accounting firm, but rather a review of the interim financial information has been performed by the Company’s independent auditors to meet the requirements of Australian Auditing Standard on Review Engagements ASRE2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. PricewaterhouseCoopers issued an unqualified review statement in respect of these interim financial statements.

The pro-forma balance sheet assumes that the Offer is completed on 31 December 2015 which involves the following events:

•	issue of 15,000,000 Options for nil consideration; and

•	offer costs of US$27,763 (A$38,000) are paid by Mesoblast.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 9

	As at 31 December 2015
	Actual	Pro forma
	US$’000	US$’000
Assets:
Cash and cash equivalents	120,783	120,755

Total assets (Total capitalization)	790,953	790,925

Liabilities:
Current liabilities	41,679	41,679
Non-current liabilities	256,520	256,520

Total liabilities	298,199	298,199

Net assets	492,754	492,726

Equity:
Issued capital	768,832	768,832
Reserves	23,367	23,367
Accumulated losses	(299,445)	(299,473)

Total equity	492,754	492,726

4.5	Effect on capital structure

The effect of the Offer on the capital structure of Mesoblast is set out below:

Shares currently on issue (including loan-funded shares)	381,373,137
Maximum number of Options issued under the Prospectus	15,000,000
Maximum number of Shares issued upon exercise of the Options offered under this Prospectus	15,000,000
Total number of unquoted options and rights over loan funded shares on issue	22,911,159
Total number of unquoted options currently on issue (excluding existing rights over loan funded shares)	19,411,159
Total number of unquoted options (including the proposed Options and excluding rights over loan funded shares) on issue after the issue of the maximum number of Options offered under this Prospectus	34,411,159
Total number of Shares on issue assuming all Options and unquoted Options are exercised	415,784,296

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 10

5.	Rights and liabilities attaching to Options and Shares

5.1	Options

(a)	General

The Options will be issued subject to the terms and conditions set out in the offer letter (Offer Letter) to those Eligible Participants to whom the Board in its absolute discretion has determined to offer Options under this Prospectus and the rules of the Plan (Rules).

(b)	Register

Mesoblast maintains a register of holders of Options in accordance with section 168(1)(b) of the Corporations Act.

(c)	Transfer

Options issued pursuant to this Prospectus are non-transferable and may not be encumbered by the Eligible Participant, unless the Board determines otherwise.

(d)	Exercise

(i)	An Option may only be exercised:

(A)	if all of the exercise conditions have been met;

(B)	if the exercise price has been paid to Mesoblast or as Mesoblast may direct; and

(C)	within the exercise period relating to the Option.

(ii)	The exercise conditions, exercise price and exercise period applicable to the Options issued to an Employee are set out in the Offer Letter provided to the relevant Eligible Participant.

(e)	Dividend entitlement

(i)	Options do not carry any dividend entitlement.

(ii)	Shares issued on exercise of Options rank equally in all respects with other issued Shares of Mesoblast from the date of issue and are entitled to dividends paid on and from that date.

(f)	Participating rights

(i)	For determining entitlements to the issue, a holder of Options may only participate in the new issue of securities to holders of applicable Shares in Mesoblast if the Options have been exercised and Shares issued in respect of the Options so that the holder is registered as the holder of the Shares as at the relevant record date.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 11

(ii)	If between the date of issue and the date of exercise of an Option Mesoblast makes one or more rights issues (being a pro rata issue of Shares in the capital of Mesoblast that is not a bonus issue) in accordance with the ASX Listing Rules, the exercise price of Options on issue will be reduced in respect of each rights issue according to the following formula:

O’= O - E[P - (S + D)]

                  N+1

where:

O’ = the exercise price immediately following the adjustment;

O = the exercise price immediately prior to the adjustment;

E = the number of Shares into which one Option is exercisable;

P= the average market price per Share (weighted by reference to volume) during the 5 trading days ending on the day before the ex rights date or ex entitlements date;

S = the subscription price for a Share under the pro rata issue;

D = any dividend due but not yet paid on a Share (except any Share to be issued under the pro rata issue); and

N = the number of Shares with rights or entitlements that must be held to receive a right to one new Share.

(iii)	If there is a bonus issue to the holders of Shares in the capital of Mesoblast, the number of Shares over which the Option is exercisable will be increased by the number of Shares which the holder of the Option would have received if the Option has been exercised before the record date for the bonus issue.

(g)	Reconstructions and alteration of capital

Any adjustment to the number of outstanding Options and the exercise price under a reorganisation of Mesoblast’s share capital must be made in accordance with the ASX Listing rules at the time of the reorganisation.

(h)	ASX Listing

The Options will not be quoted on any stock exchange or financial market. Mesoblast will apply to ASX for the Official Quotation of Shares issued upon exercise of the Options in accordance with the ASX Listing Rules. Shares so issued will rank equally with other Shares in Mesoblast then on issue.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 12

(i)	Terms and conditions

The offer and issue of Options to Eligible Participants is subject to the specific terms and conditions of the offer set out in the Offer Letter provided to each Employee and the Rules (which are set out in Appendix 1 to this Prospectus).

5.2	Shares

(a)	General

The Shares issued pursuant to an exercise of Options issued under this Prospectus will be fully paid ordinary shares and will, as from their issue, rank equally in all respects with all Shares then on issue. The Shares will be governed by the Corporations Act, the ASX Listing Rules and the Constitution. The following is a summary of the more significant rights and liabilities attaching to the ordinary shares on issue in Mesoblast. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders. To obtain such a statement, persons should seek independent legal advice.

(b)	General meetings and notices

Each Shareholder will be entitled to receive notice of general meetings of Mesoblast.

Shareholders are entitled to be present in person, or by proxy, attorney or representative (in the case of a Shareholder who is a body corporate) to attend and vote at general meetings of Mesoblast.

Shareholders may requisition meetings in accordance with section 249D of the Corporations Act and the Constitution and call meetings in accordance with section 249F of the Corporations Act.

Each Shareholder will be entitled to receive all notices, accounts and other documents required to be sent to Shareholders in accordance with the Constitution, the ASX Listing Rules and the Corporations Act.

(c)	Voting rights

Subject to any rights or restrictions for the time being attached to any class or classes of shares, at general meetings of shareholders or classes of shareholders:

(i)	each Shareholder entitled to vote may vote in person or by proxy, attorney or representative (in the case of a Shareholder who is a body corporate);

(ii)	on a show of hands, every Shareholder present in person, or by proxy, attorney or representative has one vote;

(iii)	on a poll, every Shareholder present in person, or by proxy, attorney or representative (in the case of a Shareholder who is a body corporate) has one vote for each share held and in the case of partly paid shares, that proportion of a vote as is equal to the proportion which the amount paid up on that Shareholder’s share bears to the total issue price for that share (excluding calls paid in advance of the due date for payment); and

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 13

(iv)	subject to the Corporations Act and the ASX Listing Rules, in the case of an equality of votes, the Chairman has a casting vote in addition to the Chairman’s deliberative vote (if any).

(d)	Dividend rights

Subject to the Corporations Act, the ASX Listing Rules and any rights or restrictions attached to a class of shares, Mesoblast may from time to time pay dividends as the Directors so resolve out of the profits of Mesoblast. All dividends must be paid according to the amounts credited as paid on the fully paid (not partly paid) shares and paid proportionally to the amounts paid for the shares during any part or parts of the period in respect of which the dividend is paid.

Mesoblast must not pay interest on unpaid dividends.

(e)	Winding-up

If Mesoblast is wound up, the liquidator may, with the sanction of a special resolution, divide among the Shareholders in kind the whole or any part of the property of Mesoblast and may, for that purpose, set such value as the liquidator considers fair upon any property to be so divided and may decide how the division is to be carried out as between the contributors or different classes of shareholders.

The liquidator may, with the authority of a special resolution, vest the whole or any part of any such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator thinks fit, but so that no Shareholder is compelled to accept any shares or other securities in respect of which there is any liability.

(f)	Shareholder liability

As the shares issued on the exercise of Options offered under this Prospectus will be fully paid ordinary shares, they will not be subject to any calls for money by the Directors and will therefore not become liable for forfeiture.

(g)	Transfer of shares

Generally, shares in Mesoblast are freely transferable, subject to satisfying the requirements of the ASX Listing Rules, the ASX Settlement Operating Rules and the Corporations Act. Subject to the ASX Listing Rules and the ASX Settlement Operating Rules, the Directors may in certain circumstances (as set out in the Constitution) decline to register a transfer of shares or apply a holding lock to prevent a transfer.

(h)	Future increase in capital

The Directors may issue shares or options to any person on such terms as the Directors determine, subject to the Corporations Act, ASX Listing Rules and the Constitution, and without prejudice to any special rights conferred on the holders of any issued shares, options or other securities.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 14

(i)	Variation of rights

Subject to the Corporations Act, where shares of different classes are on issue, the rights attaching to the shares of a class (unless otherwise provided by their terms of issue) may only be varied by a special resolution passed at a separate general meeting of those shares of that class, or with the written consent of the holders of at least 75% of the issued shares in that class.

At present, the only class of shares that Mesoblast has on issue are ordinary shares.

(j)	Alteration of Constitution

In accordance with the Corporations Act, the Constitution can only be amended by a special resolution passed by at least 75% of the votes cast at the general meeting. In addition, at least 28 days written notice specifying the intention to propose the resolution as a special resolution must be given.

(k)	Buy Backs

Subject to applicable laws, in particular the Corporations Act and the ASX Listing Rules, Mesoblast may buy back shares on such terms and conditions as the Board may determine from time to time.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 15

6.	Risk factors

You should be aware that an investment in Options and Shares acquired upon exercise of the Options, carries certain risks, many of which are not in the control of Mesoblast or its management. These risks include the following general risks. In addition, risk factors in relation to the Company, its business and operations are set out in detail in the Company’s Half Yearly Report and Accounts (including Appendix 4D) lodged with ASX on 17 February 2016.

(a)	Share Price

The price of Shares quoted on the ASX (and therefore the value of your Options) may rise or fall, and the Shares may trade below or above the exercise price due to a number of factors, including:

(i)	general economic conditions, including interest rates, exchange rates, inflation rates and commodity prices;

(ii)	fluctuations in the local and global market for listed stocks;

(iii)	changes to government policy, legislation or regulation;

(iv)	inclusion in or removal from market indices;

(v)	the nature of markets in which Mesoblast operates;

(vi)	general and operational business risks;

(vii)	natural disasters; and

(viii)	global hostilities, tensions and acts of terrorism.

There is no assurance that the price of the Shares will increase following the exercise of Options, even if Mesoblast’s earnings increase.

(b)	Lack of liquidity and effect of exercise price

As the Options are not transferable and will not be quoted on ASX, there is no market for the Options (i.e. they cannot be sold to a third party). Each Eligible Participant should also be aware that the exercise price of the Options may be in excess of the market price of the underlying Shares during the exercise period applicable to them.

(c)	Changes in laws

Changes in laws (including tax laws) or their interpretation may affect the value of, and returns from, an investment in the Shares (and therefore the value of your Options). For instance, changes in the taxation treatment of companies may adversely affect the market price of Mesoblast Shares.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 16

(d)	Tax laws

There is the potential for further changes to Australia’s tax laws. Any change to the current rates of taxes imposed on Mesoblast (including in foreign jurisdictions in which Mesoblast operates or may operate in future) is likely to affect returns to Shareholders. An interpretation of taxation laws by the relevant tax authority that is contrary to Mesoblast’s view of those laws may increase the amount of tax to be paid. Mesoblast obtains external expert advice on the application of the tax laws to its operations. In addition an investment in the Shares involves tax considerations which may differ for each Eligible Participant. Each Eligible Participant is encouraged to obtain professional tax advice in connection with any investment in Mesoblast.

(e)	Force majeure events

Events may occur within or outside Australia that could impact upon the Australian economy, the operations of Mesoblast and the price of the Shares (and therefore the value of your Options). The events include but are not limited to acts of terrorism, an outbreak of international hostilities, fires, floods, earthquakes, labour strikes, civil wars, natural disasters, outbreaks of disease or other natural or man-made events or occurrences that can have an adverse effect on the demand for Mesoblast’s products and its ability to conduct business, and on Mesoblast’s business and earnings. Mesoblast has only a limited ability to insure against some of these risks.

(f)	Capital Structure

Changes in the capital structure of Mesoblast, for example from the raising of further debt or the issue of further equity to repay or refinance debt facilities or to fund the acquisition of assets, may affect the value of, and returns from, an investment in the Shares and therefore the value of your Options).

(g)	Dividends

If the Company does not generate sufficient cash flow to meet certain interest coverage ratios, gearing requirements and other covenants under its debt facilities, Shareholders may not receive any dividends. If the Company defaults on the payment of interest on its debt facilities, Shareholders may not receive any dividends and may suffer loss of capital due to financial institutions exercising their rights under security held over the assets of the Group.

(h)	Accounting Standards

Australian Accounting Standards are set by the Australian Accounting Standards Board (AASB) and are beyond the control of Mesoblast, the Directors and Mesoblast’s management team. Changes to accounting standards issued by the AASB could adversely impact the financial performance and position reported in Mesoblast’s financial statements.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 17

7.	Additional information

7.1	Litigation

Mesoblast is not presently party to any legal proceedings that, in the opinion of Mesoblast, would reasonably be expected to have a material adverse effect on its business, financial condition, operating results or cash flows if determined adversely against Mesoblast.

7.2	Continuous disclosure obligations

Mesoblast is a ‘disclosing entity’ (as defined in section 111AC of the Corporations Act) for the purposes of section 713 of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations. Specifically, like all listed companies, Mesoblast is required to continuously disclose any information it has to the market which a reasonable person would expect to have a material effect on the price or the value of Mesoblast’s securities.

This Prospectus is a ‘transaction specific prospectus’ issued under section 713 of the Corporations Act. This section enables disclosing entities to issue a prospectus in relation to securities in a class which has been continuously quoted by ASX at all times during the 12 months before the date of the Prospectus (or options to acquire such securities as well as options to acquire such continuously quoted securities). Apart from prescribed matters, in general terms a “transaction specific prospectus” is only required to contain information in relation to the terms and conditions of the offer, the effect of the issue of securities on a company, the rights and liabilities attaching to the securities and, if the securities offered are options, the rights and liabilities attaching to the options themselves and the underlying securities. The prospectus must contain this information only to the extent to which it is reasonable for investors and their professional advisers to expect to find the information in the prospectus. It is not necessary to include general information in relation to all of the assets and liabilities, financial position, profits and losses or prospects of the issuing company.

This Prospectus is intended to be read in conjunction with the publicly available information in relation to Mesoblast which has been notified to ASX and does not include all of the information that would be included in a prospectus for an initial public offering of securities in an entity that is not already listed on a stock exchange or financial market. You should therefore have regard to the other publicly available information in relation to Mesoblast before making a decision whether or not to invest or accept the offer of the Options under this Prospectus.

Having taken such precautions and having made such enquiries as are reasonable, Mesoblast believes that it has complied with the general and specific requirements of ASX as applicable from time to time throughout the 12 months before the issue of this Prospectus, which required Mesoblast to notify ASX of information about specified events or matters as they arise for the purpose of ASX making that information available to the financial market conducted by ASX.

Information that is already in the public domain has not been reported in this Prospectus other than that which is considered necessary to make this Prospectus complete.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 18

Mesoblast, as a disclosing entity under the Corporations Act, states that:

(a)	it is subject to regular reporting and disclosure obligations;

(b)	copies of documents lodged with ASIC in relation to Mesoblast (not being documents referred to in section 1274(2)(a) of the Corporations Act) may be obtained from, or inspected at, the offices of ASIC; and

(c)	it will provide a copy of each of the following documents, free of charge, to any person on request between the date of issue of this Prospectus and the Closing Date:

(i)	the annual financial report most recently lodged by Mesoblast with ASIC;

(ii)	any half-year financial report lodged by Mesoblast with ASIC after the lodgment of the annual financial report referred to in paragraph (i) and before the lodgment of this Prospectus with ASIC; and

(iii)	any continuous disclosure documents given by Mesoblast to ASX in accordance with the ASX Listing Rules as referred to in section 674(1) of the Corporations Act after the lodgment of the annual financial report referred to in paragraph (i) and before the lodgment of this Prospectus with ASIC.

Copies of all documents lodged with ASIC in relation to Mesoblast can be obtained from Mesoblast on request or obtained or inspected at an ASIC office.

Details of documents lodged by Mesoblast with ASX since the date of lodgment of Mesoblast’s latest annual financial report on 21 September 2015 and before the lodgment of this Prospectus with ASIC are set out in the table below.

Date of announcement	Description

19 April 2016	Release of shares from voluntary escrow

1 April 2016	Mesoblast cells show disease modifying effects on knee OA

24 March 2016	Key US patent granted for treatment of rheumatoid arthritis

17 March 2016	Mesoblast technology shows potential in type 1 diabetes

26 February 2016	Appendix 3B

24 February 2016	GVHD product launched in Japan

22 February 2016	Increased survival using MSB cells in children with aGVHD

17 February 2016	Mesoblast reports on first half and second quarter results

17 February 2016	Half year results presentation

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 19

17 February 2016	Half yearly report and accounts (including Appendix 4D)

16 February 2016	MSB therapy shows benefit in first cohort of RA patients

28 January 2016	Appendix 4C – quarterly

19 January 2016	Change in substantial holding

14 January 2016	CEO presentation at JP Morgan healthcare conference

11 January 2016	Phase 3 heart failure trial size substantially reduced

8 January 2016	Mesoblast to present at JP Morgan healthcare conference

17 December 2015	Mesoblast provides strategic update and Q1 financial results

17 December 2015	Strategic update and Q1 financial results presentation

17 December 2015	Quarterly results filed on Form 6-K with SEC

4 December 2015	Change of Director’s interest notice

3 December 2015	Change in substantial holding – J.P. Morgan (updated)

2 December 2015	Change in substantial holding – J.P. Morgan

30 November 2015	Change of Director’s interest notice

27 November 2015	Change of Director’s interest notice

27 November 2015	Change in substantial holding

26 November 2015	MSB’s Japan licensee receives pricing for Temcell

23 November 2015	Investor update

23 November 2015	Change of Director’s interest notice

19 November 2015	Change in substantial holding

19 November 2015	Closing of public offering on Nasdaq

18 November 2015	Change in substantial holding – J.P. Morgan

17 November 2015	Change in substantial holding

16 November 2015	Appendix 3B

16 November 2015	Reinstatement to Official Quotation

16 November 2015	Mesoblast Lists On Nasdaq

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 20

5 November 2015	Becoming a substantial holder – J.P. Morgan

4 November 2015	Becoming a substantial holder

3 November 2015	MSB Files US Registration Statement, Nasdaq Listing Planned

30 October 2015	Plan To Conduct Registered IPO In United States

30 October 2015	Appendix 4C – quarterly

30 October 2015	Suspension from Official Quotation

28 October 2015	Key US Patent Granted For Heart, Stroke, Vascular Diseases

22 October 2015	Results of Meeting

22 October 2015	CEO Presentation To 2015 Annual General Meeting

22 October 2015	Chairman’s Address to Shareholders

16 October 2015	Celgene And Mesoblast Extend Agreement

30 September 2015	MSB Cell Therapy Shows Greatest Effect In Advanced CHF

7.3	Interests of Directors

Overview

Other than as set out in this Prospectus, no Director or proposed Director holds, or has held within the 2 years preceding lodgment of this Prospectus with ASIC, any interest in:

(a)	the formation or promotion of Mesoblast;

(b)	any property acquired or proposed to be acquired by Mesoblast in connection with:

(i)	its formation or promotion; or

(ii)	the Offer; or

(c)	the Offer,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to a Director or proposed Director:

(d)	as an inducement to become, or to qualify as, a Director; or

(e)	for services provided in connection with:

(i)	the formation or promotion of Mesoblast; or

(ii)	the Offer.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 21

Security holdings

The relevant interest of each of the Directors in the securities of Mesoblast as at the date of this Prospectus, is set out in the table below. It is not currently proposed that any of the Directors be granted Options under the Plan pursuant to this Prospectus.

Director	Number of fully paid ordinary shares currently on issue	Number of outstanding unexercised Options
Silviu Itescu	68,244,642	Nil
William Burns	28,000	80,000
Brian Jamieson	625,000	Nil
Eric Rose	Nil	80,000
Donal O’Dwyer	619,818	511,824
Ben-Zion Weiner	40,000	80,000
Michael Spooner	1,050,000	Nil

Remuneration

The total maximum remuneration of non-executive Directors is set by resolution of Shareholders in general meeting in accordance with the Constitution, the Corporations Act and the ASX Listing Rules, as applicable. The determination of non-executive Directors’ remuneration within that maximum will be made in such proportion and manner as the Board agrees or in default of agreement, equally. The current amount has been set at an amount not to exceed A$1.25 million per annum.

A Director may be paid remuneration as the other Directors determine where a Director performs special duties or otherwise performs services outside the scope of the ordinary duties of a Director. In addition, Directors are also entitled to be paid travelling, hotel and other expenses incurred by them respectively in or about the performance of their duties as Directors.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 22

The following table shows the total annual remuneration paid (or to be paid) to Directors and former Directors of Mesoblast:

Director	Financial year ended 30 June 2014 A$	Financial year ended 30 June 2015 A$	1 July 2015 to the date of this prospectus A$
Silviu Itescu	1,879,441	1,920,913	1,292,179
William Burns	44,145 (from 6 March 2014)	172,077	153,803
Brian Jamieson	343,322	347,103	290,680
Eric Rose	142,167	186,049	230,851
Donal O’Dwyer	174,436	176,021	146,685
Ben-Zion Weiner	134,667	176,049	153,803
Michael Spooner	177,167	178,759	148,965

7.4	Interests of experts and advisers

Other than as set out below or elsewhere in this Prospectus, no:

(a)	person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;

(b)	promoter of Mesoblast; or

(c)	underwriter to the issue or a financial services licensee named in this Prospectus as a financial services licensee involved in the issue,

holds,	or has held within the 2 years preceding lodgment of this Prospectus with ASIC, any interest in:

(d)	the formation or promotion of Mesoblast;

(e)	any property acquired or proposed to be acquired by Mesoblast in connection with:

(i)	its formation or promotion; or

(ii)	the Offer; or

(f)	the Offer,

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 23

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any of these persons for services provided in connection with:

(g)	the formation or promotion of Mesoblast; or

(h)	the Offer.

MinterEllison has acted as the solicitors to Mesoblast in relation to the Offer. Mesoblast estimates it will pay MinterEllison approximately US$7,306 (excluding GST and disbursements) for these services. Further amounts may be paid to MinterEllison in accordance with its usual time based charge out rates.

7.5	Consents

Each of the parties referred to in this Section:

(a)	does not make, or purport to make, any statement in this Prospectus other than those referred to in this Section; and

(b)	to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this Section.

Link Market Services Limited has consented in writing to be named in this Prospectus as the share registry for Mesoblast and has not withdrawn its consent prior to the lodgment of this Prospectus with ASIC.

MinterEllison has given its written consent to being named as the solicitors to Mesoblast in this Prospectus. MinterEllison has not withdrawn its consent prior to the lodgment of this Prospectus with ASIC.

PricewaterhouseCoopers has given its written consent to be named in this Prospectus as the auditor to Mesoblast. PricewaterhouseCoopers has not withdrawn its consent prior to the lodgment of this Prospectus with ASIC.

7.6	Expenses of Offer

The total expenses of the Offer are estimated to be approximately US$27,763 (excluding GST).

7.7	Privacy Act

If you accept the Offer of Options made to you through the Mesoblast Employee Share Option Plan Portal for the Options, you will be providing personal information to Mesoblast (directly or to Mesoblast’s share registry). Mesoblast collects, holds and will use that information to process your acceptance of the Offer, service your needs as a holder of equity securities in Mesoblast, facilitate distribution payments and corporate communications to you as a shareholder and carry out administration.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 24

The information may also be used from time to time and disclosed to persons inspecting the register, bidders for your securities in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised securities brokers, print service providers, mail houses and Mesoblast’s share registry.

You can access, correct and update the personal information that we hold about you. Please contact Mesoblast or its share registry if you wish to do so at the relevant contact numbers set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (Cth) (as amended), the Corporations Act and certain rules such as the ASX Settlement Operating Rules.

7.8	Authorisation

Each Director has consented (and has not withdrawn his consent) to the lodgment of this Prospectus with ASIC.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 25

Glossary

Term	Definition
$ and A$	the currency of Australia.

AEST	Australian Eastern Standard Time as observed in Australia

ASIC	the Australian Securities and Investments Commission.

ASX	ASX Limited (ACN 008 624 691) or the financial market known as the Australian Securities Exchange operated by it, as the context requires.

ASX Listing Rules	the listing rules of the ASX.

ASX Settlement	ASX Settlement Pty Limited ABN 49 008 504 532.

ASX Settlement Operating Rules	the operating rules of ASX Settlement as amended from time to time, except to the extent of any express written waiver by ASX Settlement.

Board	the board of Directors unless the context indicates otherwise.

Closing Date	the date specified in the timetable set out in section 2.6 (unless extended).

Constitution	the constitution of Mesoblast as at the date of this Prospectus.

Corporations Act	the Corporations Act 2001 (Cth).

Directors	the directors of Mesoblast as at the date of this Prospectus.

Eligible Participant	a person determined by the Board to be eligible to participate in the ESOP.

ESOP	Mesoblast Employee Share Option Plan.

Group	Mesoblast and its subsidiaries.

Mesoblast	Mesoblast Limited ACN 109 431 870.

Offer	the issue of Options to Eligible Participants under this Prospectus.

Offer Letter	the offer letter provided to Eligible Participants inviting them to participate in the Offer.

Official Quotation	official quotation on ASX.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 26

Term	Definition
Option	an option to acquire by way of issue a Share.

Plan	the Mesoblast Employee Share Option Plan.

Prospectus	this prospectus dated 26 April 2016

Prospectus Expiry Date	25 May 2017

Rules	the rules of the Plan.

Share	a fully paid ordinary share in the capital of Mesoblast.

Shareholder	a holder of one or more Shares.

US$	the currency of the United States of America.

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 27

Appendix 1 – ESOP Rules

Mesoblast Limited ACN 109 431 870 – Employee Share and Option Plan Prospectus | page 28

Rules of Employee Share Option Plan

Mesoblast Limited

ACN 109 431 870

Middletons Lawyers & Mesoblast

Dated: 10 November 2011

Melbourne office

Ref:LDM.LGT.1753918

ESOP Plan approved by shareholders Nov 2010 – with changes approved by Board 10th November 2011

Table	of Contents

1.	The plan	1

2.	Eligibility	1

3.	Participation	1

3.1	Invitation to participate	1
3.2	Letter of offer to participate	1
3.3	Participant bound by application form, rules and constitution	1

4.	Grant of options	2

4.1	Grant of options	2
4.2	No payment for options	2
4.3	Options non-transferable	2
4.4	Option certificate	2
4.5	Limit on issues of new shares	2

5.	Exercise of options	2

5.1	Manner of exercise of options	2
5.2	Exercise conditions	2
5.3	Control event	3
5.4	Issue or transfer of shares on exercise	3
5.5	Shares rank equally	3
5.6	Quotation on ASX	3
5.7	Financial assistance	3

6.	Cessation of appointment/employment and lapsing of options	3

6.1	Cessation of employment as a Bad Leaver	3
6.2	Cessation of employment as a Leaver	3
6.3	Liquidation	4
6.4	Fraud	4
6.5	Forfeiture conditions	4
6.6	Lost Options	4
6.7	End of exercise period	4

7.	Changes in circumstances	4

7.1	Reconstruction	4
7.2	Participation in new issues	4
7.3	Adjustment to exercise price - rights issues	4
7.4	Adjustment to number of underlying securities - bonus issues	5

8.	Amendment	5

9.	Powers of the Board	5

9.1	Powers of the Board	5
9.2	Indemnification	5
9.3	Commencement of Plan	6
9.4	Termination or suspension of Plan	6
9.5	Resolution to terminate, suspend, supplement or amend	6

10.	Powers of the administrator	6

ESOP Plan approved by shareholders Nov 2010 – with changes approved by Board 10th November 2011

Table	of Contents (ctd)

10.1	Appointment of administrator	6
10.2	Role of administrator	6

11.	Contracts of employment and other employment rights	6

11.1	Discretion of board	6
11.2	No right to grant of options	6
11.3	Calculation of employee benefits	6
11.4	No right to future employment etc.	6
11.5	Acknowledgment by Participant	6

12.	Connection with other plans	7

13.	Notices	7

14.	General	7

15.	Plan costs	7

15.1	Plan Costs	7
15.2	Reimbursement	7

16.	Overseas eligible employees	7

17.	Governing law	7

18.	Definitions and interpretation	7

18.1	Definitions	7
18.2	Interpretation	10

ESOP Plan approved by shareholders Nov 2010 – with changes approved by Board 10th November 2011 – updated June14

Page | 1

Mesoblast Limited	Employee Share Option Plan

1.	The plan

The purpose of the Plan is to provide Eligible Employees with an incentive to remain with the Group and to improve the longer-term performance of the Company and its return to shareholders. It is intended that the Plan will enable the Group to retain and attract skilled and experienced employees and provide them with the motivation to make the Group more successful.

2.	Eligibility

The Board may determine at any time that any Eligible Employee is not entitled to participate in the Plan if the Eligible Employee’s participation would be unlawful.

3.	Participation

3.1	Invitation to participate

Subject to these rules, the Board may invite any Eligible Employee selected by it to participate in the Plan.

3.2	Letter of offer to participate

The Board must give to each Eligible Employee invited to participate in the plan, a letter of offer to participate, together with the following information relating to the Options allocated to the Eligible Employee:

(a)	the date of grant or intended date of grant;

(b)	the total number of Options to be granted;

(c)	the Exercise Period;

(d)	the Exercise Price or the method of determining the Exercise Price;

(e)	the Exercise Conditions attaching to the Options (if any);

(f)	the Disposal Restrictions attaching to any Shares issued on exercise (if any);

(g)	the Forfeiture Conditions attaching to the Options (if any);

(h)	any other terms and conditions relating to the grant which, in the opinion of the Board, are fair and reasonable but not inconsistent with these rules;

(i)	in respect of the initial grant made to an Eligible Employee, a summary, or a copy of these rules; and

(j)	any other information or documents required to be notified by the Corporations Act or the Listing Rules.

3.3	Participant bound by application form, rules and constitution

By completing and returning the Application Form, a Participant agrees to be bound by the terms of the Application Form, these rules and the Constitution.

ESOP Plan approved by shareholders Nov 2010 – with changes approved by Board 10th November 2011

Page | 2

4.	Grant of options

4.1	Grant of options

The Board may grant Options to a Participant on acceptance of a duly signed and completed Application Form.

4.2	No payment for options

Unless otherwise determined by the Board, no payment is required for the grant of Options under the Plan.

4.3	Options non-transferable

An Option granted under the Plan is not capable of being transferred or encumbered by a Participant, unless the Board determines otherwise. The Company has no obligation to apply for quotation of the Options on the ASX.

4.4	Option certificate

The Company must issue a Certificate to a Participant in respect of the Options granted to that Participant. The Company must comply with the provisions of the Constitution, the Listing Rules and the Corporations Act relating to the issue of the Certificate.

4.5	Limit on issues of new shares

The number of Shares that would be issued were Options granted under this rule 4 to be exercised, when aggregated with the number of Shares that would be issued were each outstanding offer or option to acquire unissued shares, being an offer made or option acquired pursuant to the Plan or any other employee share scheme extended only to employees or directors of the Group, to be accepted or exercised (as the case may be), disregarding any offer made, or option acquired or share issued by way of or as a result of an offer to directors of the Company, must not exceed:

a)	In respect of Shares over which US incentive stock options may be issued 10,000,000 and

b)	In respect of options issued to Australian residents, that limit imposed under ASIC Class Order [CO 03/184]

5.	Exercise of options

5.1	Manner of exercise of options

The exercise of any Option granted under the Plan may only be effected in such form and manner as the Board may prescribe.

5.2	Exercise conditions

Subject to rules 5.3 and 6, an Option granted under the Plan may only be exercised:

(a)	if all the Exercise Conditions have been met;

(b)	if the Exercise Price has been paid to the Company or as the Company may direct; and

(c)	within the Exercise Period relating to the Option.

An Option granted under the Plan may not be exercised once it has lapsed.

ESOP Plan approved by shareholders Nov 2010 – with changes approved by Board 10th November 2011 – updated June14

Page | 3

5.3	Control event

Notwithstanding rule 5.2, the Board may determine that an Option may be exercised, whether or not any or all applicable Exercise Conditions have been met, on the occurrence of a Control Event.

5.4	Issue or transfer of shares on exercise

Following exercise of an Option by a Participant, the Company must, within such time as the Board determines, allot and issue or procure the transfer to the Participant of the number of Shares in respect of which the Option has been exercised, credited as fully paid.

5.5	Shares rank equally

Subject to the satisfaction of any applicable Disposal Restrictions, Shares allotted and issued under the Plan must rank equally in all respects with all other Shares from the date of allotment and issue, including:

(a)	voting rights; and

(b)	entitlements to participate in:

(i)	distributions and dividends; and

(ii)	future rights issues and bonus issues,

where the record date for determining entitlements falls on or after the date of allotment and issue.

5.6	Quotation on ASX

The Company must apply for quotation on the official list of the ASX of Shares allotted and issued on the exercise of Options as soon as practicable after the allotment and issue of those Shares, so long as Shares are quoted on the official list of ASX at that time.

5.7	Financial assistance

The Company may financially assist a person to pay for the grant of an Option, to pay any Exercise Price for an Option or to acquire Shares under the Plan, subject to compliance with the provisions of the Corporations Act and the Listing Rules relating to financial assistance.

6.	Cessation of appointment/employment and lapsing of options

6.1	Cessation of employment as a Bad Leaver

If upon the Participant ceasing employment, the Board determines that the Participant is a Bad Leaver, all rights, entitlements and interests in any unexercised Options (including those that are Vested Options) held by the Participant will be forfeited and will lapse immediately.

6.2	Cessation of employment as a Leaver

If upon the Participant ceasing employment, the Board determines the Participant is a Leaver:

(a)	A Leaver may retain Vested Options, however, they must be exercised within 60 days of cessation of employment (or within a longer period if so determined by the Board), after which time they will lapse.

(b)	Unvested Options will normally be forfeited and lapse.

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6.3	Liquidation

On Liquidation, all Options which are not Vested Options will lapse.

6.4	Fraud

If, in the opinion of the Board, a Participant (or, where a Participant is a person nominated by an Eligible Employee, the employee or director who nominated the Participant) has acted fraudulently or dishonestly, the Board may determine that any Option granted to that Participant should lapse, and the Option will lapse accordingly.

6.5	Forfeiture conditions

An Option will lapse on the occurrence of a Forfeiture Condition relating to that Option, unless the Board determines otherwise.

6.6	Lost Options

A Participant may submit a request to the Board that an Option granted to that Participant should lapse. On receipt of that request, the Board may determine that the Option should lapse, in which case the option will lapse accordingly.

6.7	End of exercise period

If an Option has not lapsed earlier in accordance with this rule 6, it will lapse at the end of the Exercise Period.

7.	Changes in circumstances

7.1	Reconstruction

In the event of any reconstruction (including consolidation, subdivision, reduction, capital return, buy back or cancellation) of the share capital of the Company, the number of Options to which each Participant is entitled and/or the Exercise Price of those Options must be reconstructed in accordance with the Listing Rules. Options must be reconstructed in a manner which will not result in any additional benefits being conferred on Participants which are not conferred on other shareholders of the Company.

7.2	Participation in new issues

Subject to the Listing Rules, a Participant is only entitled to participate (in respect of Options granted under the Plan) in a new issue of Shares to existing shareholders generally if the Participant has validly exercised his or her Options within the relevant Exercise Period and become a Shareholder prior to the relevant record date, and is then only entitled to participate in relation to Shares of which the Participant is the registered holder.

7.3	Adjustment to exercise price - rights issues

Subject to the Listing Rules, if there is a Pro Rata Issue (except a Bonus Issue) to the holders of Shares, the Exercise Price of an Option will be reduced according to the following formula:

O’ = O - E[P - (S + D)]

                               N+1

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where:

O’	=	the Exercise Price immediately following the adjustment;

O	=	the Exercise Price immediately prior to the adjustment;

E	=	the number of Shares into which one Option is exercisable;

P	=	the average market price per Share (weighted by reference to volume) during the 5 trading days ending on the day before the ex rights date or ex entitlements date;

S	=	the subscription price for a Share under the Pro Rata Issue;

D	=	any dividend due but not yet paid on a Share (except any Share to be issued under the Pro Rata Issue); and

N	=	the number of Shares with rights or entitlements that must be held to receive a right to one new Share.

7.4	Adjustment to number of underlying securities - bonus issues

Subject to the Listing Rules, if there is a Bonus Issue to the holders of Shares, the number of Shares over which an Option is exercisable will be increased by the number of Shares which the holder of the Option would have received if the Option had been exercised before the record date for the Bonus Issue.

8.	Amendment

Subject to the Listing Rules, these rules may be amended or supplemented by resolution of the Board. Unless the resolution of the Board expressly states otherwise, any amendment or supplement to these rules will not apply to any Options granted under these rules which have not yet been exercised.

9.	Powers of the Board

9.1	Powers of the Board

The Plan will be managed by the Board, which will have power to:

(a)	determine appropriate procedures for the administration of the Plan consistent with these rules;

(b)	resolve conclusively all questions of fact or interpretation arising in connection with the Plan;

(c)	determine matters falling for determination under these rules in its discretion having regard to the interests of and for the benefit of the Company;

(d)	exercise the discretions conferred on it by these rules or which may otherwise be required in relation to the Plan; and

(e)	delegate to any one or more persons (for such period and on such conditions as it may determine) the exercise of any of its powers or discretions arising under the Plan.

9.2	Indemnification

The Company must indemnify, and keep indemnified, to the full extent permitted by law, each person who is or has been a director or alternate director of the Company against all proceedings, actions, claims, demands, losses, liabilities, damages, costs and expenses which may be made, brought against, suffered or incurred by the person arising directly or indirectly out of or in connection with the administration of the Plan.

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9.3	Commencement of Plan

The Plan will take effect on and from such date as the Board may resolve.

9.4	Termination or suspension of Plan

The Board may terminate or suspend the operation of the Plan at any time.

9.5	Resolution to terminate, suspend, supplement or amend

In passing a resolution to terminate or suspend the operation of the Plan or to supplement or amend these rules, the Board must consider and endeavour to ensure that there is fair and equitable treatment of all Participants.

10.	Powers of the administrator

10.1	Appointment of administrator

The Board may appoint an Administrator and may determine the terms and conditions of the Administrator’s appointment. The Board may remove the Administrator.

10.2	Role of administrator

The Administrator must administer the Plan in accordance with these rules and any procedures determined by the Board and agreed to as between the Board and the Administrator.

11.	Contracts of employment and other employment rights

11.1	Discretion of board

It is a condition of these rules that the Plan may be terminated at any time at the discretion of the Board and that no compensation under any employment contract will arise as a result.

11.2	No right to grant of options

Participation in the Plan does not confer on any Eligible Employee any right to a grant of Options.

11.3	Calculation of employee benefits

The value of the Options do not increase a Participant’s income for the purpose of calculating any employee benefits.

11.4	No right to future employment etc.

Participation in the Plan does not confer on any Participant any right to future employment and does not affect any rights which the Company may have to terminate the employment of any Participant.

11.5	Acknowledgment by Participant

It is acknowledged and accepted by each Participant that the terms of the Plan do not form part of the terms and conditions of the Participant’s employment contract, nor do the terms of the Plan constitute a contract or arrangement (including any related condition or collateral arrangement) in relation to the Participant’s employment contract.

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12.	Connection with other plans

Unless the Board otherwise determines, participation in the Plan does not affect, and is not affected by, participation in any other incentive or other plan operated by the Company unless the terms of that other plan provide otherwise.

13.	Notices

Any notice or direction given under these rules is validly given if it is handed to the person concerned or sent by ordinary prepaid post to the person’s last known address or given in any reasonable manner which the Board from time to time determines.

14.	General

Notwithstanding any rule, Shares may not be allotted and issued, acquired, transferred or otherwise dealt with under the Plan if to do so would contravene the Corporations Act, the Listing Rules, or any other applicable laws.

15.	Plan costs

15.1	Plan Costs

Unless otherwise determined by the Board, the Company must pay all costs, charges and expenses relating to the establishment and operation of the Plan, including all costs incurred in or associated with an allotment, issue or acquisition of Shares for the purposes of enabling Participants to exercise Options granted to them under the Plan.

15.2	Reimbursement

The Company and any Associated Body Corporate of the Company may provide money to the trustee of any trust or any other person to enable them to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by the Corporations Act. In addition, the Company may require any Associated Body Corporate to enter into any other agreement or arrangement as it considers necessary to oblige that Associated Body Corporate to reimburse the Company for any amounts paid by the Company in connection with this Plan, directly or indirectly, in relation to any employee or director of that Associated Body Corporate.

16.	Overseas eligible employees

The Company at the Board’s discretion may:

(a)	grant options to Eligible Employees and Participants who are resident outside of Australia; and

(b)	make regulations for the operation of the Plan which are not inconsistent with these rules to apply to Eligible Employees and Participants who are resident outside of Australia.

17.	Governing law

The laws of Victoria, Australia, govern these rules.

18.	Definitions and interpretation

18.1	Definitions

In this document, unless the context requires otherwise:

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Accounting Standards means the Australian Accounting Standards from time to time and if and to the extent that any matter is not covered by Australian Accounting Standards means generally accepted accounting principles applied from time to time in Australia for a business similar to the Business.

Administrator means the person (if any) selected by the Board to carry out the day to day administration of the Plan as contemplated by rule 10.1.

Application Form means the form that the Board determines is to be used by an Eligible Employee to apply for Options under the Plan.

Associated Body Corporate of the Company means each:

(a)	related body corporate of the Company, within the meaning of section 50 of the Corporations Act;

(b)	body corporate that has voting power in the Company of not less than 20%; or

(c)	body corporate in which the Company has voting power of not less than 20%,

where “voting power” has the meaning in section 610 of the Corporations Act.

ASX means Australian Stock Exchange Limited (ACN 008 624 691).

Bad Leaver is a Participant who ceases to be employed by the Company where the Board determines that the Participant has:

(a)	committed any serious or persistent breach of any provisions of employment;

(b)	been convicted of any criminal offence which involves fraud or dishonesty;

(c)	engaged in any conduct which brings the Company into substantial disrepute;

(d)	committed any wrongful or negligent act or omission which has caused the Company substantial liability;

(e)	engaged in grave misconduct or recklessness in the discharge of the Participant’s duties;

(f)	become disqualified from managing corporations in accordance with Part 2D.6 of the Corporations Act or has committed any act that, pursuant to the Corporations Act, may result in the Participant being banned from managing a corporation; or

(g)	engaged in any other conduct which the Board reasonably considers to be analogous to, or having a substantially similar seriousness to, any of the circumstances specified in (a) to (f) above.

Board means the board of directors of the Company or a committee appointed by the board of directors of the Company.

Bonus Issue means a Pro Rata Issue of Shares to holders of Shares for which no consideration is payable by them.

Certificate means, in relation to a Participant, the certificate or holding statement (in a form approved by the Board) issued to the Participant which discloses the number of Options entered in the register of Option holders in the name of the Participant.

Company means Mesoblast Ltd ACN 109 431 870.

Constitution means the constitution of the Company.

Control of an entity means having the right:

(a)	to vote 50% (or more) of the votes that can be cast on the election or removal of the entity’s directors;

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(b)	to appoint or remove directors who possess 50% (or more) of the votes exercisable by all directors of the entity; or

(c)	to 50% (or more) of the profits or distributions of the entity or of its net liquidation proceeds.

For this definition, if the entity does not have a board of directors, ‘director’ means a member of the entity’s governing body with a role similar to a board of directors.

Control Event means any of the following:

(a)	an offer is made by a person for the whole of the issued ordinary share capital of the Company (or any part as is not at the time owned by the offeror or any person acting in concert with the offeror) and after announcement of the offer the offeror (being a person who did not Control the Company prior to the offer) acquires Control of the Company;

(b)	any other event occurs which causes a change in Control of the Company; or

(c)	any other event which the Board reasonably considers should be regarded as a Control Event.

Corporations Act means Corporations Act 2001 (Cth).

Disposal Restrictions means, in relation to an Option, the restrictions (if any) determined by the Board that are required to be satisfied before a Share acquired as a result of the exercise of the Option by the Participant can be sold, transferred or otherwise dealt with by a Participant.

Eligible Employee means an employee or a director of any member of the Group who is determined by the Board to be an Eligible Employee for the purposes of the Plan, or any other person who is determined by the Board to be an Eligible Employee for the purposes of the Plan.

Exercise Conditions means, in relation to an Option, the period of time, performance hurdles and other conditions (if any) determined by the Board that are required to be satisfied before the Option can be exercised.

Exercise Period means, in relation to an Option, the period in which the Option may be exercised specified by the Board under rule 3.2, subject to any variation under rules 5.3 and 6.

Exercise Price means the price per share that needs to be paid in order for the option to convert to ordinary shares of the company, and will be determined by the Board, and will be subject to any adjustment under rule 7.3.

Forfeiture Conditions means, in relation to an Option, the conditions (if any) determined by the Board that will result in the Option lapsing if satisfied.

Group means the Company and each Associated Body Corporate of the Company.

IPO Price means the price per Share at which Shares are offered under the prospectus issued in connection with the initial public offering of Shares in the Company.

Leaver means a Participant who ceases employment and who is not a Bad Leaver. A Leaver will include, but is not limited to, a Participant who ceases employment due to resignation or retirement.

Liquidation means the passing of a resolution for voluntary winding up, or the making of an order for the compulsory winding up of the Company.

Listing Rules means the listing rules (as defined in the Corporations Act) made or adopted by the ASX.

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Market Price means, in relation to an Option, the volume weighted average market price of Shares sold on the ASX on the 5 trading days immediately before the date of determination.

Option means a right to subscribe for or acquire a Share, subject to any adjustment under rule 7.4.

Participant means an Eligible Employee who has been invited to participate in the Plan and any other person who is nominated by that Eligible Employee (following receipt of an invitation by the Board under rule 3.1) and who is determined by the Board to be a Participant for the purposes of the Plan.

Permanent Disability means, in relation to a Participant, the inability, by reason of physical condition, mental illness or accident, of the Participant to perform substantially all of the duties of the position in which the Participant has been employed or appointed (as determined by the Board).

Plan means the Mesoblast Limited Employee Share Option Plan established and operated in accordance with these rules.

Pro Rata Issue means an issue which has been offered to all holders of Shares on a pro rata basis.

Share means a fully paid ordinary share in the capital of the Company.

Vested Option means an Option in respect of which all Exercise Conditions have been met or which are otherwise exercisable (including as contemplated by rules 5.3 and 6).

18.2	Interpretation

In these rules, unless the context otherwise requires:

(a)	a reference to any thing (including an amount or a provision of this document) is a reference to the whole and each part of it;

(b)	the singular includes the plural, and vice versa;

(c)	the word ‘person’ includes an individual, a body corporate, a firm, an unincorporated body, a society, an association and an authority;

(d)	a reference to a particular person includes their legal personal representatives, administrators, successors, substitutes and permitted assigns;

(e)	a reference to ‘costs’ includes charges, expenses and legal costs;

(f)	a reference to a “rule” or “these rules” is to the rule or these rules (as the case may be) as amended or replaced;

(g)	a reference to the Constitution includes a reference to any provision having substantially the same effect which is substituted for or replaces the Constitution;

(h)	where a Participant is a director of any member of the Group, but is not also an employee of any member of the Group, a reference to the employment with any member of the Group of that Participant is a reference to that Participant holding office as a director of any member of the Group;

(i)	where a Participant is a person nominated by an Eligible Employee, a reference to the employment with any member of the Group of that Participant is a reference to the employment with any member of the Group of that Eligible Employee;

(j)	a Participant does not cease to be employed by any member of the Group where the Participant ceases to be employed by one member of the Group but commences employment with another member of the Group provided that the new employment commences within 60 days from the date of termination or such other period as the Board may determine by notice in writing;

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(k)	a reference to ‘law’ means statute law, common law and equitable principles;

(l)	a reference to a particular law includes that law and any subordinate legislation (such as regulations) under it, in each case as amended, replaced, re-enacted or consolidated;

(m)	a reference to an accounting term is to that term as it is used in the Accounting Standards; (n) a reference to ‘dollars’, ‘$‘ or ‘A$’ is to the lawful currency of Australia; (o) a time means that time in Melbourne, Australia; (p) a reference to a day or a month means a calendar day or calendar month;

(q)	if a period of time starts from a given day (or event), it is to be calculated exclusive of that day (or the day the event occurs);

(r)	the masculine includes the feminine, and vice versa;

(s)	the meaning of any general language is not restricted by any accompanying example and the words ‘includes’, ‘including’ ‘such as’ or ‘for example’ (or similar phrases) are not words of limitation; and

(t)	headings in this document are for convenience only and do not affect its meaning.

If (but for this rule) a provision of this document would be illegal, void or unenforceable or contravene the law, this document is to be interpreted as if the provision was omitted.

ESOP Plan approved by shareholders Nov 2010 – with changes approved by Board 10th November 2011 – updated June14